08028923

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65821

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FTC Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guillermo Clamens (212) 751-4560
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11
TA 3/18

OATH OR AFFIRMATION

I, Guillermo Clamens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FTC Capital Markets, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Sworn before me on 27th day of February 2008

Notary Public

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,20 11

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FTC CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

FTC CAPITAL MARKETS, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
FTC Capital Markets, Inc.

We have audited the accompanying statement of financial condition of FTC Capital Markets, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTC Capital Markets, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 26, 2008

FTC CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	272,306
Securities owned, at fair value		117,069
Receivable from clearing organization, net		928,427
Deposits with clearing organization		102,309
Computer equipment, net of depreciation of $120,364		111,105
Prepaid state taxes and income tax receivable		26,892
Prepaid expenses		26,167
	$	1,584,275
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	38,406
Securities sold, not yet purchased, at fair value		11,958
Income taxes payable		7,177
Due to related parties		94,367
Total liabilities		151,908
Stockholder's equity		
Common stock, $.01 par value, authorized 1,000 shares, issued and outstanding 100 shares		1
Additional paid-in capital		1,499,999
Accumulated deficit		(67,633)
Total stockholder's equity		1,432,367
	$	1,584,275

See accompanying notes to financial statements.

FTC CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

FTC Capital Markets, Inc. (the "Company") was incorporated in Delaware on December 6, 2002. On March 9, 2007 the company changed its name from Prime Global Securities Inc. to FTC Capital Markets, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

The Company acts as an introducing broker for retail clients through a clearing arrangement with a Clearing Firm. The Company also acts as a private placement agent.

In February 2007, FINRA granted the Company new business scopes including conducting firm trading, options, and market making activities.

The Company became a wholly owned subsidiary of FTC Holdings, LLC ("FTC") in August 2005.

2. Summary of significant accounting policies

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation for computer software on the 200% declining balance switching to straight-line method over an estimated useful life of 5 years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits with a clearing organization. Cash deposits with the clearing organization consist of cash and money market funds stated at cost, which approximates fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand.

Valuation of Securities

Security transactions and the related revenues and expenses are recorded on the trade date basis.

Financial Instruments

As of December 31, 2007, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying value of securities owned and any securities sold, not yet purchased, approximate their fair value at December 31, 2007 as they are based on quoted market prices.

3. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased at December 31, 2007 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Common stock	$ 108,341	$ 11,927
Options	8,728	31
	$ 117,069	$ 11,958

4. Income taxes

For the year ended December 31, 2007, the Company had net operating income of approximately $198,000 before income taxes. The Company incurred federal and local income taxes of $60,342 and $5,074, respectively. At December 31, 2007 the Company still has approximately $425,000 of state and local net operating loss carry forwards which give rise to a deferred tax asset of approximately $70,000. This asset has been fully reserved as the Company's ability to generate taxable income in the future is uncertain.

5. Related party transactions

Administrative Service Agreement

In April 2005, the Company entered into an Administrative Service Agreement with Forum Trading Corporation, an affiliate. This agreement requires the affiliate to provide certain administrative support services including utilities, use of furniture and equipment, clerical and support staff services and all other general and overhead expenses. These expenses are reimbursed by the Company to the affiliate based on their share of the costs as defined by the agreement. The Company incurred approximately $909,000 for services related to the agreement in 2007 and owes approximately $94,000 to its affiliate at December 31, 2007.

Sublease Agreement

The Company subleases its New York office space from Forum Trading Corporation on a month-to-month basis according to the terms of a sublease agreement signed in May 2005, which was amended in April 2006. Rent expense related to this sublease for the year ended December 31, 2007 was approximately $101,000.

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $1,236,000, which was approximately $1,136,000 in excess of its minimum requirement of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

8. Concentrations

Revenues

For the year ended December 31, 2007, the Company had a concentration of revenues coming from a small number of clients.

Credit Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company will indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company maintains its cash balances in a financial institution exceeding Federal Deposit Insurance Corporation coverage of $100,000.

END